Filed by Ace Hardware Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Ace Hardware Corporation
File Number: 132-
August 23, 2007
Dear Ace Retailer:
We are giving very serious consideration to a significant change in our business. After 30 years as a cooperative, we are considering converting to a traditional member-owned corporation. This change would be contingent on a favorable vote by a majority of our shareholders for it to take place.
Your Board of Directors and the senior management team have been considering this conversion for some time as part of our efforts to boost Ace’s competitiveness and ensure our long-term success. We believe that becoming a traditional corporation is the best path for our retailers and the company for a number of reasons.
Our business is strong and our co-operative structure has served us well for many years, but our current model limits Ace’s growth and success. We are not reaching our full potential and we can do better. Our ability to implement programs that drive retail sales and growth is also limited under the co-op structure.
Should we convert to a traditional corporation, your interests and Ace’s interest would be more directly aligned. When everyone works toward the same goals of driving retail store sales and growing the enterprise, everyone enjoys the benefits that result from the success of our stores and the company overall.
In addition, if we become a traditional, member-owned corporation, you’d experience the best of both worlds. You would continue to have independence and control over your stores, while maintaining your ownership in a corporation that has the financial strength, resources and a dedicated mission to help you succeed and profit.
We are still working out a number of the details around the possible conversion in the future. A change of this nature requires a lot of preparation, including filing with the SEC which is no small undertaking. There’s a lot of work to do. We’re making good progress, but we’re not done yet.
As we get closer to completing this work, we will talk further with you and all of our retailers. We expect to have an update for you at the Fall Show in Denver. In the meantime, we understand you probably have a lot of questions, but we would ask that you hold off on asking them until then.
Thank you for all you do to make Ace the “helpful place.”
Sincerely,
Ray Griffith
President and CEO

Important Information Regarding the Proposed Conversion
If it proceeds with the proposed conversion, Ace would file a registration statement on Form S-4 with the United States Securities and Exchanges Commission (SEC). In that situation, members would be encouraged to read the registration statement, including the final proxy statement-prospectus that would be made available to members as a part of the registration statement, because it would contain important information about the proposed conversion. Members would also be able to obtain a free copy of the proxy statement-prospectus as well as other filings containing information about Ace without charge at the SEC’s web site, www.sec.gov, as well as on ACENET. Copies of the proxy statement-prospectus and any SEC filings we make in connection with the conversion could also be obtained without charge by directing a request to Ace Hardware Corporation, 2200 Kensington Court, Oak Brook, Illinois 60523, Attention: Carolann Connor, or by calling Tamala Bailey at (630) 990-6923.
If pursued, the respective directors and executive officers of Ace Hardware Corporation would be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Eleven directors on the Ace Board of Directors are member directors and currently hold, directly and indirectly, shares of our Class A, Class B and Class C stock that, if the proposed conversion is effected, will be converted into new common stock of the company. In most cases, retail operations under their control also do business with Ace. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the final proxy statement-prospectus contained in the SEC registration statement.
This letter shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.